UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pacasmayo

For more information please visit www.cementospacasmayo.com.pe or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante, Head of Investor Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

Cementos Pacasmayo S.A.A. Announces Consolidated Results for Third Quarter 2018

Lima, Peru, October 29, 2018 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the third quarter (“3Q18”) and the nine months (“9M18”) ended September 30, 2018. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

3Q18 Financial and Operational Highlights:

(All comparisons are to 3Q17, unless otherwise stated)

•	Sales volume of cement, concrete and precast increased 1.9% mainly due to a recovery of the self-construction segment, as well as increased sales to small and medium sized projects.

•	Revenues decreased 4.4%, mainly due to a change in mix of products sold and to a slight decrease in prices.

•	Cement EBITDA margin of 31.9%, in line with 3Q17, and a 1.6 percentage point’s increase compared to 2Q18.

•	Net Income of S/ 33.4 million, a 13.5% decrease mainly due to lower operating income because of an increase in coal prices and cost of other raw materials, as well as the change in mix of products sold.

9M18 Financial and Operational Highlights:

(All comparisons are to 9M17, unless otherwise stated)

•	Sales volume of cement, concrete and precast increased 3.8%, mainly due to higher sales to medium-sized companies, the self-construction sector and the public sector.

•	Revenues increased 3.1%, primarily due to the increase in sales volume described above.

•	Cement EBITDA margin of 30.8%, 0.6 percentage points higher, mainly due to operational efficiencies.

•	Net Income of S/ 86.7 million, an increase of 6.4% mainly due to higher operating income.

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	Financial and Operating Results
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Financial and Operating Results
Cement, concrete and blocks shipments (MT)	610.8	599.7	1.9%	1,707.9	1,646.1	3.8%

In millions of S/.
Sales of goods	318.8	333.5	-4.4%	921.6	894.0	3.1%
Gross profit	116.1	133.1	-12.8%	341.0	353.7	-3.6%
Operating profit	69.0	75.3	-8.4%	183.9	174.3	5.5%
Net income of continuing operations /1	33.4	38.6	-13.5%	86.7	82.3	5.3%
Net income	33.4	38.6	-13.5%	86.7	81.5	6.4%
Consolidated EBITDA	101.5	107.2	-5.3%	280.5	266.9	5.1%
Cement EBITDA /2	101.7	107.9	-5.7%	283.5	269.7	5.1%
Gross Margin	36.4%	39.9%	-3.5 pp.	37.0%	39.6%	-2.6 pp.
Operating Margin	21.6%	22.6%	-1.0 pp.	20.0%	19.5%	0.5 pp.
Net income of continuing operations Margin	10.5%	11.6%	-1.1 pp.	9.4%	9.2%	0.2 pp.
Net income Margin	10.5%	11.6%	-1.1 pp.	9.4%	9.1%	0.3 pp.
Consolidated EBITDA Margin	31.8%	32.1%	-0.3 pp.	30.4%	29.9%	0.5 pp.
Cement EBITDA Margin	31.9%	32.4%	-0.5 pp.	30.8%	30.2%	0.6 pp.

1/ In accordance with the criteria established in IFRS 5, net income from continuing operations includes Cementos Pacasmayo S.A.A. and its subsidiaries, excluding Fosfatos del Pacifico S.A. operations which are included in net loss from discontinued operations in 9M17.

2/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17.

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Management Comments

During this quarter, we have seen a recovery in volume growth, which leads us to believe that end of year results should fulfill our expectations. As mentioned in the previous quarter, the self-construction segment experienced lower than expected growth rates in May, June and July due to the low construction activity during the World Cup season. Fortunately we have seen the reversal of that trend during this quarter, with volumes returning to positive growth numbers year-on year, despite a difficult comparative base, as volumes bounced back after Coastal El Niño in the third quarter of 2017. Sequentially, volumes increased 14.3% in 3Q18 compared to 2Q18, demonstrating a significant recovery and a very positive trend.

We have continued to display our ability to generate efficiencies, as EBITDA margin recovered this quarter and moved back to almost 32%. This is a significant achievement, since we were able to compensate a slight decrease in revenues with a decrease in operational expenses, as we reiterate our commitment to value generation and operating excellence.

This quarter we have started to see some tangible results deriving from our long-term strategy and vision as a building solutions company. We built a significant concrete pavement road, the Sanchez Cerro Avenue located in Piura. This pavement was 1.7 kilometers long and is one of many we plan to build in the future as we work hard on educating authorities and users on the benefits of concrete roads, especially in areas prone to severe rain and flooding. We already have three additional roads in Piura that are either in execution or very close to it, totaling an additional 13 kilometers: Chulucanas Avenue and Santisteban Avenue, which we have already started working on, and Bayovar Avenue that should start execution in the next months. Additionally, we have launched a new line of dry cement-based ready to use products called “Rapimix”. This line of products will address both the housing needs in the self-construction segment and the construction companies’ needs in the industrial segment.

It is worth mentioning that the ready mix business has performed very well during this year, with a 19% increase in sales as of September, when compared with the same period of last year, and a positive sequential trend as volumes have consistently risen quarter-on-quarter. We expect this trend to continue, based on our proactive efforts to expand our client base, serving small and medium sized companies, but also on the expectation that more infrastructure projects should be awarded during the next year. We expect the Piura and Chiclayo airports to begin execution during 2019, as well as the Chimbote Bypass. Furthermore, the execution of El Niño reconstruction works should accelerate next year, and we are actively working on not only providing cement for these projects, but using this opportunity to showcase as much of our new building solutions products as possible.

In summary, we have continued to prove our commitment to operational excellence and have actively delivered on our long-term growth plans as a building solutions company, which we firmly believe will generate the most value for our stakeholders.

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Economic Overview 3Q18:

Although during 3Q18 GDP grew at a slower pace, this was mainly due to a higher comparative base since internal demand started its recovery during 3Q17. Investment has stabilized at levels close to 2016, after dropping significantly in 2017. This leads to a most likely scenario of GDP growth of around 4% for the year according to Apoyo Consulting Firm.

At the political level, there have been many developments during the third quarter. During his annual address to the nation held on Peru’s National Independence Day, July 28th, President Vizcarra proposed holding a referendum to determine whether Peruvians want congressmen to be re-elected, the reform of the National Council of the Judiciary, political party financing and the return to a bicameral parliamentary system. The referendum will take place December 9th.

Regional and local elections took place October 7th, electing new regional governors and mayors for all the country since reelection is no longer possible, and these new authorities will take office January 1st, 2019. In general, the results of the elections are positive since in almost every region, non-radical candidates have been elected.

The Global Competitiveness Report for 2018 was recently released, and Peru in average performs above the Latin America and the Caribbean average. Nonetheless, it is worth noting that the country ranks 85th out of 140 in infrastructure, demonstrating its low level of infrastructure relative to its overall level of development.

Finally, President Vizcarra’s popularity increased 16 percentage points between September and October, reaching 61%, according to IPSOS. This is the highest approval rate for any Peruvian President in recent history past the first three months in office.

Source: Global Competitiveness Report 2018 by the World Economic Forum

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Peruvian Cement Industry Overview:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

*Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

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Infrastructure Investment in the Area of Influence:

Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years.

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We are expecting new projects starting in 2019 which you may see below. Most of these projects will demand concrete, pavement and other precast products which are very important in terms of our new strategy as a building solutions company.

Also, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño in 2017, based on Government’s Reconstruction Plan. Although, in terms of cement shipments in the North, only 11% of the estimated total has been spent to date, in May the government was granted legislative powers in order to speed up the execution of the reconstruction process. This should help to accelerate the execution in the next months.

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Operating Results:

Production:

Cement Production Volume

(Thousands of metric tons)

	Production
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Pacasmayo Plant	307.7	282.8	8.8%	831.4	811.1	2.5%
Rioja Plant	75.6	73.3	3.1%	196.4	210.2	-6.6%
Piura plant	223.5	251.4	-11.1%	663.5	629.8	5.4%
Total	606.8	607.5	-0.1%	1691.3	1,651.1	2.4%

Cement production volume at the Pacasmayo plant increased 8.8% compared to 3Q17, and 2.5% in the 9M18 compared to 9M17, mainly due to increased demand in the southern part of our area of influence.

Cement production volume at the Rioja Plant increased 3.1% in 3Q18 compared to 3Q17, mainly due to higher sales volume. During 9M18, production decreased 6.6% compared to 9M17, mainly due to road blocks by protests from rice and corn producers that impacted the ability to ship cement as well as a decrease in demand from the public sector during the first six months of the year.

Cement production volume at the Piura Plant decreased 11.1% in 3Q18 compared to 3Q17, mainly due to an exceptionally high production in 3Q17 due to recovery after Coastal El Niño. During 9M18, cement production increased 5.4% compared to 9M17, mainly due to increased sales volume.

Total cement production volumes remained flat in 3Q18 compared to 3Q17, and increased 2.4% in 9M18 compared to 9M17, in line with increased demand.

Clinker Production Volume

(Thousands of metric tons)

	Production
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Pacasmayo Plant	195.6	93.5	109.2%	633.1	467.2	35.5%
Rioja Plant	56.6	48.8	16.0%	154.4	151.1	2.2%
Piura Plant	179.8	242.1	-25.7%	515.3	517.6	-0.4%
Total	432.0	384.4	12.4%	1302.8	1,135.9	14.7%

Clinker production volume at the Pacasmayo plant increased 109.2% in 3Q18 compared to 3Q17, and 35.5% in 9M18 compared to 9M17 mainly due to planned preventive maintenance (PPM) of the kiln in 3Q17 and production for inventory purposes of Clinker V which is only produced during 6 months of the year.

Clinker production volume at the Rioja plant increased 16.0% in 3Q18 compared to 3Q17, and 2.2% in 9M18 compared to 9M17, in line with increased cement production in 3Q17, and some production for inventory purposes during the first six months of the year.

Clinker production volume at the Piura plant decreased 25.7% in 3Q18 compared to 3Q17, mainly due to the temporary halt in production due to our annual production plan. In 9M18, the clinker production volume remained in line with 9M17.

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Quicklime Production Volume

(Thousands of metric tons)

	Production
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Pacasmayo Plant	27.2	54.2	-49.8%	97.4	127.5	-23.6%

Quicklime production volume decreased 49.8% in 3Q18 compared to 3Q17, and 23.6% in 9M18 compared to 9M17, mainly due to decreased demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Cement	42.4%	39.0%	3.4 pp.	38.2%	37.3%	0.9 pp.
Clinker	52.2%	24.9%	27.3 pp.	56.3%	41.5%	14.8 pp.
Quicklime	45.3%	90.3%	-45.0 pp.	54.1%	70.8%	-16.7 pp.

Cement production utilization rate at the Pacasmayo plant increased in 3.4 percentage points in 3Q18 compared to 3Q17 and 0.9 percentage points in 9M18 compared to 9M17, mainly due to increased demand in the southern part of our territory.

Clinker production utilization rate in 3Q18 increased 27.3 percentage points compared with 3Q17, and 14.8 percentage points in 9M18 compared to 9M17, mainly due to planned preventive maintenance during 3Q17 which resulted in an unusually low utilization rate during that quarter.

Additionally, the quicklime production utilization rate decreased 45.0 percentage points during 3Q18 compared with 3Q17, and 16.7 percentage points in 9M18 compared to 9M17, mainly due to decreased demand.

Rioja Plant Utilization Rate

	Utilization Rate
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Cement	68.7%	66.6%	2.1 pp.	59.5%	63.7%	-4.2 pp.
Clinker	80.9%	69.7%	11.2 pp.	73.5%	72.0%	1.5 pp.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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The cement production utilization rate at the Rioja plant was 68.7% in 3Q18; a 2.1 percentage point increase as compared to 3Q17, mainly due to increased sales volume of cement. During 9M18, the cement production utilization rate was 59.5%; a 4.2 percentage point decrease as compared to 9M17, mainly due to decreased demand resulting from the road blocks previously described during the first 6 months of the year.

The clinker production utilization rate at the Rioja plant was 80.9% in 3Q18 and 73.5% in 9M18; an 11.2 percentage point increase as compared to 3Q17 and a 1.5 percentage point increase as compared to 9M17, in line with increased cement demand and some production for inventory purposes.

Piura Plant Utilization Rate

	Utilization Rate
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Cement	55.9%	62.8%	-7.0 pp.	55.3%	52.5%	2.8 pp.
Clinker	71.9%	96.9%	-25.0 pp.	68.7%	69.0%	-0.3 pp.

The cement production utilization rate at the Piura plant was 55.9% in 3Q18; 7.0 percentage points lower than 3Q17, mainly due to unusually high production during 3Q17 as mentioned above. In the 9M18 the cement production utilization rate at the Piura plant was 55.3%; a 2.8 percentage point increase as compared to 9M17, in line with increased cement demand.

The clinker production utilization rate at the Piura plant was 71.9% in 3Q18; 25 percentage points lower than in 3Q17, mainly due to a temporary halt in production as well as unusually high production during 3Q17 due to production for inventory purposes. In 9M18 the clinker production utilization rate at the Piura plant was 68.7%, similar to 9M17.

Consolidated Utilization Rate

	Utilization Rate
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Cement	49.1%	49.6%	-0.5 pp.	45.6%	45.0%	0.6 pp.
Clinker	62.2%	55.3%	6.9 pp.	62.5%	54.5%	8.0 pp.

The consolidated cement production utilization rate was 49.1% in 3Q18, in line with 3Q17. In 9M18 the consolidated cement production utilization rate was 45.6%; 0.6 percentage points higher than 9M17, mainly due to increased demand.

The consolidated clinker production utilization rate was 62.2% in 3Q18; 6.9 percentage points higher than in 3Q17 and 62.5% during 9M18; an 8.0 percentage points increase compared to 9M17, mainly due to an increase in cement production as well as clinker V production for inventory purposes in Pacasmayo.

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Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(In millions of Soles S/)

	Income Statement
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Sales of goods	318.8	333.5	-4.4%	921.6	894.0	3.1%
Gross Profit	116.1	133.1	-12.8%	341.0	353.7	-3.6%
Total operating expenses, net	-47.1	-57.8	-18.5%	-157.1	-179.4	-12.4%
Operating Profit	69.0	75.3	-8.4%	183.9	174.3	5.5%
Total other expenses, net	-20.8	-18.6	11.8%	-58.3	-53.3	9.4%
Profit before income tax	48.2	56.7	-15.0%	125.6	121.0	3.8%
Income tax expense	-14.7	-18.1	-18.8%	-38.9	-38.8	0.3%
Profit from continuing operations	33.4	38.6	-13.5%	86.7	82.3	5.3%
Profit from discontinued operations	-	-	N/R	-	-0.8	N/R
Profit for the period	33.4	38.6	-13.5%	86.7	81.5	6.4%

During 3Q18, revenues decreased 4.4% year-on-year due to a slight decrease in prices, as well as a change in sales mix towards higher sales of our lower priced cement. Gross profit decreased 12.8% in 3Q18 compared to 3Q17, mainly due to an increase in the price of coal, as well as higher price of raw materials in Piura as we consumed inventory of higher priced seashell. Operating profit decreased to a lesser extent due to a decrease in administrative expenses, and a one-off income from the sale of some land. Profit from continuing operations decreased 13.5% in 3Q18 compared to 3Q17, primarily due to lower operating profit.

During 9M18, revenues increased by 3.1%, mainly due to the recovery in sales volume. Gross profit decreased by 3.6%, mainly due to higher transportation costs after road damages from Coastal El Niño , and an increase in the price of coal and other raw materials, as well as sales of concrete to small and medium-sized companies, which generates a higher operational expense. Profit from continuing operations increased by 5.3%, mainly due to operational efficiencies and higher revenues.

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Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(In millions of Soles S/)

	Cement, concrete and precasts
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Sales of goods	287.1	286.1	0.3%	820.4	777.0	5.6%
Cost of Sales	-172.2	-158.6	8.6%	-485.1	-436.6	11.1%
Gross Profit	114.9	127.5	-9.9%	335.3	340.4	-1.5%
Gross Margin	40.0%	44.6%	-4.6 pp.	40.9%	43.8%	-2.9 pp.

Sales of cement, concrete and precast increased 0.3%, reflecting higher sales of concrete, and to a lesser extent, precast. Gross margin decreased 4.6 percentage points during 3Q18 compared to 3Q17 mainly due higher costs of coal, higher-priced seashell used in Piura, as well as an increase in sales of concrete to small and medium size companies.

During 9M18, net sales of cement, concrete and precast increased by 5.6%, mainly due to an increase in sales of concrete, and of cement during the first six months of the year. Gross margin decreased 2.9 percentage points during 9M18 compared to 9M17, mainly due to an increase in the price of coal, and increased transportation costs due to Coastal El Niño related road damage as mentioned above.

Sales of cement represented 85.3% of cement, concrete and precast sales during 3Q18.

	Cement
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Sales of goods	244.9	252.0	-2.8%	712.0	686.8	3.7%
Cost of Sales	-135.7	-131.5	3.2%	-387.4	-362.8	6.8%
Gross Profit	109.2	120.5	-9.4%	324.6	324.0	0.2%
Gross Margin	44.6%	47.8%	-3.2 pp.	45.6%	47.2%	-1.6 pp.

Sales of cement decreased 2.8% in 3Q18 compared to 3Q17, mainly due to a slight decrease in prices as well as a change in sales mix, increasing sales volume of our lower-priced cement. Gross margin decreased 3.2 percentage points, mainly due to an increase in the price of coal and other raw materials as mentioned above.

During the 9M18 cement sales increased 3.7% compared to 9M17, mainly due to increased demand in northern Peru particularly from the public sector for small and medium size projects and repairs after Coastal El Niño in 2017. Gross margin decreased slightly mainly due to an increase in the price of coal, raw materials and sales mix and a slight reduction in prices.

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Sales of concrete represented 12.8% of cement, concrete and precast sales during 3Q18.

	Concrete
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Sales of goods	36.7	29.6	24.0%	92.1	77.4	19.0%
Cost of Sales	-30.7	-23.1	32.9%	-81.7	-62.1	31.6%
Gross Profit	6.0	6.5	-7.7%	10.4	15.3	-32.0%
Gross Margin	16.3%	22.0%	-5.7 pp.	11.3%	19.8%	-8.5 pp.

Sales of concrete increased 24.0% during 3Q18 compared to 3Q17, mainly due to increased demand from small and medium sized projects. Gross margin decreased 5.7 percentage points in 3Q18 compared to 3Q17. Since large infrastructure projects have been delayed in the North, the Company has actively sought to fill this gap with demand from other small and medium sized projects. This allows us to utilize more of our installed capacity, but at the same time generates an additional logistics costs since we need to deliver to more clients.

During 9M18, concrete sales increased 19.0%, mainly due to the increase in demand mentioned above. Likewise, gross margin in 9M18 decreased 8.5 percentage points due to the higher costs mentioned above, as well as due to a slight increase in depreciation due to investments in concrete machinery.

Sales of precast represented 1.9% of cement, concrete and precast sales during 3Q18.

	Precasts
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Sales of goods	5.5	4.6	19.6%	16.3	12.8	27.3%
Cost of Sales	-5.8	-4.1	41.5%	-16.0	-11.7	36.8%
Gross Profit	-0.3	0.5	-160.0%	0.3	1.1	-72.7%
Gross Margin	-5.5%	10.9%	-16.4 pp.	1.8%	8.6%	-6.8 pp.

During 3Q18 precast sales increased 19.6% compared to 3Q17 and 27.3% in 9M18 compared to 9M17, mainly due to a change in strategy which seeks to expand our client base and our portfolio of products including heavy precast products. Gross margin decreased 16.4 percentage points compared to 3Q17, and 6.8 percentage points in 9M18 compared to 9M17, mainly due to higher costs from initial investment required for new heavy precast products.

Sales: Quicklime

(In millions of Soles S/)

	Quicklime
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Sales of goods	12.5	23.6	-47.0%	48.8	64.6	-24.5%
Cost of Sales	-11.5	-18.9	-39.2%	-44.4	-52.7	-15.7%
Gross Profit	1.0	4.7	-78.7%	4.4	11.9	-63.0%
Gross Margin	8.0%	19.9%	-11.9 pp.	9.0%	18.4%	-9.4 pp.

Quicklime sales decreased 47.0% in 3Q18 and 24.5% in 9M18 compared to 3Q17 and 9M17, mainly due to a decrease in sales of refined quicklime. Gross margin decreased 11.9 percentage points in 3Q18 and 9.4 percentage points in 9M18 compared to 3Q17 and 9M17 respectively, due to the decrease in sales mentioned above, as well as the increase in the price of coal.

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Sales: Construction Supplies2

(In millions of Soles S/)

	Construction Supplies
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Sales of goods	18.3	22.6	-19.0%	50.8	51.4	-1.2%
Cost of Sales	-18.1	-21.7	-16.6%	-49.7	-49.7	0.0%
Gross Profit	0.2	0.9	-77.8%	1.1	1.7	-35.3%
Gross Margin	1.1%	4.0%	-2.9 pp.	2.2%	3.3%	-1.1 pp.

During 3Q18, construction supply sales decreased 19.0% compared to 3Q17, and 1.2% in 9M18 compared to 9M17, mainly due to exceptionally high sales volume in 3Q17, derived from reconstruction spending by the self-construction segment as families were rebuilding their homes after Coastal El Niño. Sequentially, sales of construction supplies increased 18.8% compared to 2Q18.

Operating Expenses:

Administrative Expenses

(In millions of Soles S/)

	Administrative expenses
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Personnel expenses	22.0	25.5	-13.7%	65.0	76.0	-14.5%
Third-party services	12.2	14.9	-18.1%	38.8	44.8	-13.4%
Board of directors	1.7	1.6	6.3%	5.0	5.0	0.0%
Depreciation and amortization	2.9	3.3	-12.1%	8.5	10.9	-22.0%
Other	2.8	2.9	-3.4%	9.0	9.1	-1.1%
Total	41.6	48.2	-13.7%	126.3	145.8	-13.4%

Administrative expenses decreased 13.7% in 3Q18 compared to 3Q17 and 13.4% in 9M18 compared to 9M17, mainly due to a decrease in third parties services from consultancy services given in 2017, as well as a decrease in personnel expenses since the Company is constantly working on reducing expenses.

Selling Expenses

(In millions of Soles S/)

	Selling and distribution expenses
	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Personnel expenses	5.4	4.3	25.6%	15.6	13.0	20.0%
Advertising and promotion	1.6	2.8	-42.9%	9.3	11.3	-17.7%
Other	2.3	1.6	43.8%	6.0	5.4	11.1%
Total	9.3	8.7	6.9%	30.9	29.7	4.0%

Selling expenses increased 6.9% in 3Q18 compared to 3Q17, and 4.0% in 9M18 compared to 9M17, mainly due to higher personnel expenses and higher sales. However these expenses are in line with the average from past quarters.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

15

EBITDA Reconciliation:

Consolidated EBITDA

(In millions of Soles S/)

	Consolidated EBITDA
	3Q18	3Q17	Var %.	9M18	9M17	Var %.
Net Income	33.4	38.6	-13.5%	86.7	82.3	5.3%
+ Income tax expense	14.7	18.1	-18.8%	38.9	38.8	0.3%
- Finance income	-0.6	-0.1	N/R	-1.4	-4.1	-65.9%
+ Finance costs	21.0	18.6	12.9%	58.3	55.2	5.8%
+/- Net loss from exchange rate	0.4	-	N/R	1.3	2.2	-159.1%
+ Depreciation and amortization	32.6	32.0	1.9%	96.6	92.5	4.4%
Consolidated EBITDA	101.5	107.2	-5.3%	280.5	266.9	5.1%
EBITDA from Salsud *	-0.2	-0.7	-71.4%	-3.0	-2.8	7.1%
Cement EBITDA	101.7	107.9	-5.7%	283.5	269.7	5.1%

* Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17

Cement EBITDA decreased 5.7% in 3Q18 compared to 3Q17 mainly due to a decrease in revenues, as well as lower operating income because of an increase in coal prices and the use of inventory of higher-priced seashells in Piura.

During 9M18, Cement EBITDA increased in 5.1% compared to 9M17, mainly due to higher sales and higher operating profit derived from lower administrative expenses and Coastal El Niño related expenses during 2017.

16

Cash and Debt Position:

Cash:

Consolidated Cash

(In millions of Soles S/)

As of September 30, 2018, the Company’s cash position was S/85.5 million (US$26.0 million). This balance includes certificates of deposit in the amount of S/58 million (US$17.6 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 8.0	3.10%	August 17, 2018	October 30, 2018
Banco de Crédito del Perú	S/. 10.0	3.10%	August 21, 2018	October 30, 2018
Banco de Crédito del Perú	S/. 4.0	3.05%	August 31, 2018	October 30, 2018
Banco de Crédito del Perú	S/. 5.0	3.15%	September 11, 2018	October 30, 2018
Banco de Crédito del Perú	S/. 5.0	3.15%	September 26, 2018	October 30, 2018
Banco de Crédito del Perú	S/. 21.0	3.22%	September 27, 2018	October 30, 2018
Banco de Crédito del Perú	S/. 5.0	2.85%	September 28, 2018	October 1, 2018

	S/. 58.0

The remaining balance of S/27.5 million (US$8.3 million) is held mainly in the Company’s bank accounts, of which US$1.2 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt

(In millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	Total
Indebtedness	-	-	913.3	913.3
Future interest payments	44.6	89.1	67.0	200.7
Total	44.6	89.1	980.3	1,114.0

As of September 30, 2018, the Company’s total outstanding debt reached S/990.0 million (US$300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of September 30, 2018, the Company maintains cross currency swap hedging agreements in the amount of US$300 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is S/913.3 million (US$276.8 million).

As of September 30, 2018, Net Adjusted Debt/EBITDA ratio was 2.1x.

17

Capex

Capex

(In millions of Soles S/)

As of September 30, 2018, the Company invested S/54.7 million (US$16.6 million), allocated to the following projects:

Projects	9M18
Pacasmayo Plant Projects	16.4
Concrete and aggregates equipment	19.6
Rioja Plant Projects	1.7
Piura Plant Projects	17.0
Total	54.7

18

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 60 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.300 per US$ 1.00, which was the exchange rate, reported as of September 30, 2018 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

19

Interim condensed consolidated statements of financial position

As of September 30, 2018 (unaudited) and December 31, 2017 (audited)

Assets	As of sep-18	As of Dec-17
Current Assets	S/(000)	S/(000)
Cash and term deposits	85,481	49,216
Trade and other receivables	100,666	99,518
Income tax prepayments	43,907	27,755
Inventories	414,579	373,020
Prepayments	20,384	3,846
Total current assets	665,017	553,355

	As of sep-18	As of Dec-17
Non-current assets	S/(000)	S/(000)
Other receivables	14,160	16,207
Prepayments	390	533
Available-for-sale financial investments	26,883	21,206
Derivative financial instruments	11,436	489
Property, plant and equipment	2,160,288	2,208,553
Exploration,evaluation and intangible assets	15,251	13,416
Deferred income tax assets	378	142
Other assets	137	214
Total non-current assets	2,228,923	2,260,760

Total assets	2,893,940	2,814,115

Liabilities and equity	As of sep-18	As of Dec-17
Current liabilities	S/(000)	S/(000)
Trade and other payables	307,618	177,995
Income tax payable	2,190	2,431
Provisions	35,656	24,575
Total current liabilities	345,464	205,001

	As of sep-18	As of Dec-17
Non-current liabilities	S/(000)	S/(000)
Interest-bearing loans and borrowings	983,622	965,290
Other non-current provisions	8,079	28,293
Deferred income tax liabilities	124,763	108,823
Total non-current liabilities	1,116,464	1,102,406

Total liabilities	1,461,928	1,307,407
0
	As of sep-18	As of Dec-17
Equity	S/(000)	S/(000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Treasury shares	-121,258	-119,005
Additional paid-in capital	432,779	432,779
Legal reserve	169,511	160,686
Other reserves	-42,822	-43,699
Retained earnings	529,679	611,652

Equity attributable to equity holders of the parent	1,432,036	1,506,560
Non-controlling interests	-24	148

Total equity	1,432,012	1,506,708

Total liabilities and equity	2,893,940	2,814,115

20

Interim condensed consolidated statements of profit or loss

For the three and nine-month periods ended September 30, 2018 and 2017 (both unaudited)

	3Q18	3Q17	9M18	9M17
	S/(000)	S/(000)	S/(000)	S/(000)
Sales of goods	318,769	333,482	921,560	893,971
Cost of sales	-202,688	-200,387	-580,554	-540,258
Gross profit	116,081	133,095	341,006	353,713

Operating income (expenses)
Administrative expenses	-41,615	-48,151	-126,289	-145,760
Selling and distribution expenses	-9,252	-8,718	-30,943	-29,676
Other operating income (expenses), net	3,759	-971	155	-3,948
Total operating expenses , net	-47,108	-57,840	-157,077	-179,384

Operating profit	68,973	75,255	183,929	174,329

Other income (expenses)
Finance income	559	89	1,375	4,104
Finance costs	-20,956	-18,644	-58,347	-55,149
Net gain (loss) from exchange difference, net	-410	-46	-1,341	-2,243

Total other expenses, net	-20,807	-18,601	-58,313	-53,288

Profit before income tax	48,166	56,654	125,616	121,041

Income tax expense	-14,739	-18,083	-38,945	-38,761

Profit for the period from continuing operations	33,427	38,571	86,671	82,280
Loss for the period from discontinued operations	-	-	-	-754
Profit for the period	33,427	38,571	86,671	81,526

Attributable to:
Equity holders of the parent	33,427	38,787	88,248	82,505
Non-controlling interests	-	-216	-1,577	-979
Net income	33,427	38,571	86,671	81,526

Earnings per share
Basic for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.08	0.09	0.21	0.18

21

Interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2018 and June 30, 2017 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain on available- for-sale investments S/ (000)	Unrealized gain on derivative financial instruments S/(000)	Retained earnings S/ (000)	Total S/ (000)	Non- controlling interests S/ (000)	Total equity S/ (000)

Balance as of January 1, 2017	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the period	-	-	-	-	-	-	-	82,505	82,505	(979)	81,526
Other comprehensive income	-	-	-	-	-	52	(24,676)	-	(24,624)	-	(24,624)
Total comprehensive income	-	-	-	-	-	52	(24,676)	82,505	57,881	(979)	56,902

Appropriation of legal reserve	-	-	-	-	8,250	-	-	(8,250)	-	-	-
Contributions of non-controlling interests	-	-	-	-	-	-	-	-	-	491	491
Acquisition of shares in treasury	-	-	(34,216)	-	-	-	-	-	(34,216)	-	(34,216)
Splitting effects of equity block	(107,593)	(10,224)	23,459	(118,569)	(36,957)	-	-	-	(249,884)	(100,357)	(350,241)
Terminated dividends	-	-	-	-	189	-	-	-	189	-	189
Other adjustments of non-controlling interests	-	-	-	(576)	-	-	-	-	(576)	576	-

Balance as of September 30, 2017	423,868	40,279	(119,005)	426,020	159,557	197	(41,423)	751,341	1,640,834	12,320	1,653,154

Balance as of January 1, 2018	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the period	-	-	-	-	-	-	-	88,248	88,248	(1,577)	86,671
Other comprehensive income	-	-	-	-	-	4,002	(3,125)	-	877	-	877
Total comprehensive income	-	-	-	-	-	4,002	(3,125)	88,248	89,125	(1,577)	87,548

Appropriation of legal reserve	-	-	-	-	8,825	-	-	(8,825)	-	-	-
Contributions of non-controlling interests	-	-	-	-	-	-	-	-	-	1,405	1,405
Dividends	-	-	-	-	-	-	-	(161,396)	(161,396)	-	(161,396)
Other	-	-	(2,253)		-	-	-	-	(2,253)	-	(2,253)

Balance as of September 30, 2018	423,868	40,279	(121,258)	432,779	169,511	4,002	(46,824)	529,679	1,432,036	(24)	1,432,012

22

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 29, 2018